UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Booz Allen Hamilton Holding Corporation
(Name of Issuer)
Class A Common Stock, $.01 par value
(Title of Class of Securities)
099502106
(CUSIP Number)
Jeffrey Ferguson
The Carlyle Group
1001 Pennsylvania Avenue, NW
Suite 220 South
Washington, D.C. 20004
(202) 729-5626

with copies to:
Douglas S. Manya
Booz Allen Hamilton Inc.
8283 Greensboro Drive
McLean, Virginia 22102
(703) 902-5000

Matthew E. Kaplan
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
(212) 909-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 30, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. Explorer Coinvest LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		105,534,897 (1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		95,660,000 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

105,534,897 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

84.46%(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)
(1) Includes 9,874,897 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”
(2) All share percentage calculations in this Amendment to Schedule 13D are based on 124,952,952 outstanding shares of Class A common stock.

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. Carlyle Partners V US, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		105,534,897 (1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

95,660,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

105,534,897 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

84.46%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 9,874,897 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. TC Group V US, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		105,534,897 (1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

95,660,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

105,534,897 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

84.46%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 9,874,897 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. TC Group V US, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		105,534,897 (1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

95,660,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

105,534,897 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

84.46%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)
(1) Includes 9,874,897 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. TC Group Investment Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		105,534,897 (1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

95,660,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

105,534,897 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

84.46%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 9,874,897 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. TCG Holdings II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		105,534,897 (1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

95,660,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

105,534,897 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

84.46%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 9,874,897 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. DBD Investors V, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		105,534,897 (1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

95,660,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

105,534,897 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

84.46%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)
(1) Includes 9,874,897 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. DBD Investors V Holdings, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		105,534,897 (1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

95,660,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

105,534,897 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

84.46%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)
(1) Includes 9,874,897 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. Ralph W. Shrader

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		222,821 (1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,513,580 (1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		222,821 (1) shares

WITH	10	SHARED DISPOSITIVE POWER

2,216,510 (1) shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,439,331 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

1.94%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares pursuant to which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Amended and Restated Stockholders Agreement, dated as of November 8, 2010 (the “Stockholders Agreement”). The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. CG Appleby

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,704,490 (1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,704,490 (1) shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,704,490 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

1.36%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. Francis J. Henry, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		231,899 (1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		107,510 (1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		231,899 (1) shares

WITH	10	SHARED DISPOSITIVE POWER

107,510 (1) shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

339,409 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.27%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. Lloyd Howell, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		133,407 (1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		36,990 (1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		133,407 (1) shares

WITH	10	SHARED DISPOSITIVE POWER

36,990 (1) shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

170,397 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.14%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. Joseph Logue

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		153,071 (1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		153,071 (1) shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

153,071 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.12%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. Joseph W. Mahaffee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		358,123 (1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		358,123 (1) shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

358,123 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.29%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. John D. Mayer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		352,449 (1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		352,449 (1) shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

352,449 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.28%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. John M. McConnell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		201,162 (1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		201,162 (1) shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

201,162 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑ (1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.16%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. Robert S. Osborne

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		75,940 (1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		75,940 (1) shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

75,940 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.06%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. Patrick F. Peck

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		93,733 (1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,540 (1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		93,733 (1) shares

WITH	10	SHARED DISPOSITIVE POWER

9,540 (1) shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

103,273 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.08%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. Horacio D. Rozanski

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		209,117 (1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		209,117 (1) shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

209,117 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.17%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. Samuel R. Strickland

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		558,330 (1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		558,330 (1) shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

558,330 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.45%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. Ronald T. Kadish

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		53,800 (1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		53,800 (1) shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

53,800 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.04%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. Gary D. Labovich

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		123,137 (1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		123,137 (1) shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

123,137 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.10%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. Richard J. Wilhelm

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		172,157 (1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		82,700 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		172,157 (1) shares

WITH	10	SHARED DISPOSITIVE POWER

82,700 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

254,857 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.20%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

Amendment No. 2 to Schedule 13D
     This Amendment to Schedule 13D is being filed to report the acquisition of beneficial ownership of stock by each of the reporting persons. The Schedule 13D originally filed on December 16, 2010, as amended by the Schedule 13D/A filed on April 4, 2011 is hereby further amended and supplemented as set forth below in this Amendment No. 2.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 is hereby amended to add the following sentence to the end of this section:
      Dr. Shrader and Messrs. Appleby, Henry, Howell, Logue, Mahaffee, Mayer, McConnell, Osborne, Peck, Rozanski, Strickland, Kadish, Labovich and Wilhelm received compensatory grants of an aggregate of 201,943 shares of restricted Class A common stock pursuant to the Booz Allen Hamilton Holding Corporation Equity Incentive Plan. Mr. Peck also acquired 121,178 shares of Class A common stock upon the exercise of stock options previously granted to him under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan and the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan for an aggregate exercise price of $951,478.90. Mr. Peck funded such purchase through the sale of shares received on exercise. Mr. Kadish also acquired 28,752 shares of class A common stock upon the exercise of stock options previously granted to him under the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan and the Booz Allen Hamilton Holding Corporation Equity Incentive Plan for an aggregate exercise price of $123,257.82. Mr. Kadish funded such purchase through the sale of shares received on exercise.
Item 5. Interest in Securities of the Issuer
     Item 5 is hereby amended in its entirety as follows:
     (a)-(b) The responses of each of the persons filing this Amendment to Schedule 13D (each a “Reporting Person”) with respect to Rows 11, 12 and 13 of the cover pages of this Amendment to Schedule 13D that relate to the aggregate number and percentage of Class A common stock (including but not limited to footnotes to such information) are incorporated herein by reference. Such percentages were calculated based on 124,952,952 outstanding shares of Class A common stock.
     The responses of each of the Reporting Persons with respect to Rows 7, 8, 9 and 10 of the cover pages of this Amendment to Schedule 13D that relate to the number of shares as to which each of the persons or entities referenced in Item 2 above has sole power or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition (including but not limited to footnotes to such information) are incorporated herein by reference.
     Each of Explorer Coinvest LLC, Carlyle Partners V US, L.P., TC Group V US, L.P., TC Group V US, L.L.C., TC Group Investment Holdings, L.P., TCG Holdings II, L.P., DBD Investors V, L.L.C. and DBD Investors V Holdings, L.L.C. may be deemed to beneficially own 105,534,897 shares of Class A common stock, including 95,660,000 shares of Class A common stock owned directly by Explorer Coinvest LLC and 9,874,897 shares of Class A common stock over which Explorer Coinvest LLC holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Carlyle Partners V US, L.P. is the managing member of Explorer Coinvest LLC. TC Group V US, L.P. is the sole general partner of Carlyle Partners V US, L.P. TC Group V US, L.L.C. is the sole general partner of TC Group V US, L.P. TC Group Investment Holdings, L.P. is the managing member of TC Group V US, L.L.C. TCG Holdings II, L.P. is the sole general partner of TC Group Investment Holdings, L.P. DBD Investors V, L.L.C. is the sole general partner of TCG Holdings II, L.P. DBD Investors V Holdings, L.L.C. is the managing member of DBD Investors V, L.L.C. and, in such capacity, exercises investment discretion and control of the shares beneficially owned by Explorer Coinvest LLC. Each of Carlyle Partners V US, L.P., TC Group V US, L.P., TC Group V US, L.L.C., TC Group Investment Holdings, L.P., TCG Holdings II, L.P., DBD Investors V, L.L.C. and DBD Investors V Holdings, L.L.C. disclaim beneficial ownership of the shares reported herein except to the extent of its pecuniary interest therein. DBD Investors V Holdings, L.L.C. is managed by a three-person managing board, and all board action relating to the voting or disposition of these shares requires approval of a majority of the board. The members of the managing board are William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein, all of whom disclaim beneficial ownership of these shares.
     Dr. Shrader may be deemed to beneficially own an aggregate of 2,439,331 shares of Class A common stock, including (i) 19,753 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 1,356,900 shares of Class A common stock held by the Ralph W. Shrader Revocable Trust, (iii) 156,680 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock held by the Ralph W. Shrader Revocable Trust that may be converted within 60 days, (iv) 203,068 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days and (v) 702,930 shares of Class A common stock issuable upon conversion of an equal number of Class B common stock held by the Shrader Trust FBO Bryan Shrader, Shrader Trust FBO Jeffrey Shrader and Shrader Trust FBO Mark Shrader (collectively, the “Shrader Trusts”). Dr. Shrader shares investment power and voting power over the 1,513,580 shares held by the Ralph W. Shrader Revocable Trust with his wife, Janice W. Shrader. Dr. Shrader may be deemed to share power to direct the disposition of the 702,930 shares held by the Shrader Trusts because he has the right to substitute assets with the trusts (and thereby may be deemed to have the right to acquire shares held by the trusts), subject to the trustees’ reasonable satisfaction that the substitute assets received by the trusts are of equal value to the trust property exchanged therefor. Dr. Shrader disclaims beneficial ownership of the shares held by the Shrader Trusts.
     Mr. Appleby may be deemed to beneficially own an aggregate of 1,704,490 shares of Class A common stock, including (i) 17,842 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 1,326,900 shares of Class A common stock held directly, (iii) 156,680 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days, and (iv) 203,068 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.
     Mr. Henry may be deemed to beneficially own an aggregate of 339,409 shares of Class A common stock, including (i) 14,018 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 107,510 shares of Class A common stock held by the Francis J. Henry, Jr. Trust, (iii) 39,290 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days, and (iv) 178,591 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Henry shares investment and voting power over the shares held by the Francis J. Henry, Jr. Trust with his wife, Stephanie J. Henry.
     Mr. Howell may be deemed to beneficially own an aggregate of 170,397 shares of Class A common stock, including (i) 14,018 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 36,990 shares of Class A common stock held by the Lloyd Howell, Jr. Trust, (iii) 4,510 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days and (iv) 114,879 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Howell shares investment and voting power over the shares held by the Lloyd Howell, Jr. Trust with his wife, Patricia S. Howell.
     Mr. Logue may be deemed to beneficially own an aggregate of 153,071 shares of Class A common stock, including (i) 14,018 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan and (ii) 139,053 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.
     Mr. Mahaffee may be deemed to beneficially own an aggregate of 358,123 shares of Class A common stock, including (i) 14,018 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 114,120 shares of Class A common stock held by the Joseph W. Mahaffee Revocable Trust, (iii) 39,340 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days, and (iv) 190,645 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Mahaffee is the sole trustee of the Joseph W. Mahaffee Revocable Trust and has sole investment power and voting power over the shares held by the trust.
     Mr. Mayer may be deemed to beneficially own an aggregate of 352,449 shares of Class A common stock, including (i) 14,018 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 107,510 shares of Class A common stock held directly, (iii) 61,330 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days, and (iv) 169,591 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.
     Mr. McConnell may be deemed to beneficially own an aggregate of 201,162 shares of Class A common stock, including (i) 17,842 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan and (ii) 183,320 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.
     Mr. Osborne may be deemed to beneficially own an aggregate of 75,940 shares of Class A common stock, including (i) 5,900 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 33,050 shares of Class A common stock held directly, (iii) 36,990 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

     Mr. Peck may be deemed to beneficially own an aggregate of 103,273 shares of Class A common stock, including (i) 14,018 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 9,540 shares of Class A common stock held by the Patrick F. Peck Trust, (iii) 33,725 shares of Class A common stock issuable upon the conversion of an equal number of shares of Class C common stock that may be converted within 60 days and (iv) 45,990 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Peck shares investment and voting power over the shares held by the Patrick F. Peck Trust with his wife, Debra A. Peck.
     Mr. Rozanski may be deemed to beneficially own an aggregate of 209,117 shares of Class A common stock, including (i) 14,018 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 96,880 shares of Class A common stock held directly, (iii) 29,330 shares of Class A common stock issuable upon the conversion of an equal number of shares of Class C common stock that may be converted within 60 days and (iv) 68,889 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.
     Mr. Strickland may be deemed to beneficially own an aggregate of 558,330 shares of Class A common stock, including (i) 17,842 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 215,040 shares of Class A common stock held by the Samuel Strickland Revocable Trust, (iii) 106,230 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days and (iv) 219,218 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Strickland is the sole trustee of the Samuel Strickland Revocable Trust and has sole investment power and voting power over the shares held by the trust.
     Mr. Kadish may be deemed to beneficially owns an aggregate of 53,800 shares of Class A common stock, including (i) 4,720 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 2,100 share of Class A common stock issuable upon the exercise of options that may be exercised within 60 days and (iii) 46,980 shares of Class A common stock held directly.
     Mr. Labovich may be deemed to beneficially owns an aggregate of 123,137 shares of Class A common stock, including (i) 5,900 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 64,980 shares of Class A common stock held directly and (iii) 52,257 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.
     Mr. Wilhelm may be deemed to beneficially own an aggregate of 254,857 shares of Class A common stock, including (i) 14,018 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan (ii) 36,990 shares of Class A common stock held directly, (iii) 82,700 shares of Class A common stock held by the Richard J. Wilhelm Trust and (iv) 121,149 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Wilhelm shares investment and voting power over the shares held by the Richard J. Wilhelm Trust with his wife, K. Shelly Porges.
     (c) On June 21, 2011, pursuant to a 10b5-1 trading plan adopted on March 10, 2011, Mr. Peck exercised options to purchase 91,980 shares of Class A common stock at a per share exercise price of $4.28 and sold all such shares at the following prices:

Shares	Price
81,566	18.5000
394	18.5001
1,100	18.5050
600	18.5100
100	18.5200
100	18.5300
320	18.5400
596	18.5500
804	18.5700
500	18.5750
2,450	18.5800
200	18.5850
350	18.5900
600	18.5950
2,300	18.6000

     On June 30, 2011, pursuant to a 10b5-1 trading plan adopted on March 10, 2011, Mr. Kadish exercised options to purchase 18,990 shares of Class A common stock, 3,900 shares of Class A common stock and 2,862 shares of Class A common stock at per share exercise prices of $4.28, $6.08 and $0.01, respectively, and sold all such shares at the following prices:

Shares	Price
1,026	18.75
1,200	18.753
700	18.755
100	18.76
100	18.77
100	18.775
200	18.78
76	18.79
200	18.795
701	18.8025
200	18.805
400	18.81
300	18.815
1,824	18.82
2,700	18.83
1,700	18.84
100	18.8405
300	18.85
900	18.86
100	18.865
100	18.87
100	18.88
100	18.91
28	18.915
133	18.92
100	18.94
139	18.955
40	18.9664
100	18.97
200	18.98
7,176	19
100	19.0001
200	19.005
100	19.0092
200	19.01
100	19.03
400	19.05
100	19.06
112	19.07
700	19.08
25	19.085
450	19.09
800	19.1
500	19.11
200	19.12
29	19.14
170	19.1501
23	19.17
100	19.21
300	19.23
     On July 1, 2011, pursuant to a 10b5-1 trading plan adopted on March 10, 2011, Mr. Peck exercised options to purchase 29,198 shares of Class A common stock at a per share exercise price of $0.01 and sold all such shares at the following prices:

Shares	Price
100	18.94
100	19.01
85	19.04
14	19.0489
100	19.05
1	19.07
200	19.09
24,753	19.1
1,285	19.11
100	19.115
760	19.12
100	19.13
100	19.14
100	19.16
700	19.17
200	19.18
300	19.2
100	19.21
100	19.22
     On July 1, 2011, the Issuer granted shares of restricted Class A common stock to the Reporting Persons listed in the table below in the amounts set forth opposite the reporting person’s name:

Reporting Person	Restricted Class A Shares
Ralph W. Shrader	19,753
CG Appleby	17,842
Francis J. Henry, Jr.	14,018
Lloyd Howell, Jr.	14,018
Joseph Logue	14,018
Joseph W. Mahaffee	14,018
John D. Mayer	14,018
John M. McConnell	17,842
Robert S. Osborne	5,900
Patrick F. Peck	14,018
Horacio D. Rozanski	14,018
Samuel R. Strickland	17,842
Ronald T. Kadish	4,720
Gary D. Labovich	5,900
Richard J. Wilhelm	14,018
     On July 12, 2011, pursuant to a 10b5-1 trading plan adopted on March 10, 2011, Mr. Kadish exercised options to purchase 3,000 shares of Class A common stock at a per share exercise price of $6.08 and sold all such shares at a price of $19.50 per share.

     (d) Not applicable.
     (e) Not applicable.
Item 7. Material to be Filed as Exhibits
     Item 7 is hereby supplemented by adding the following exhibits in appropriate numerical order

Exhibit No.	Description
99.1.2	Joint Filing Agreement.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXPLORER COINVEST, LLC
By:	Carlyle Partners V US, L.P., as its Managing Member

By:	TC Group V US, L.P., as its General Partner

By:	TC Group V US, L.L.C., as its General Partner

By:	TC Group Investment Holdings, L.P., as its Managing Member

By:	TCG Holdings II, L.P., as its General Partner

By:	DBD Investors V, L.L.C., as its General Partner

By:	DBD Investors V Holdings, L.L.C., as its Managing Member

By:	*
	Name:	David M. Rubenstein
	Title:	Managing Director

CARLYLE PARTNERS V US, L.P.
By:	TC Group V US, L.P., as its General Partner

By:	TC Group V US, L.L.C., as its General Partner

By:	TC Group Investment Holdings, L.P., as its Managing Member

By:	TCG Holdings II, L.P., as its General Partner

By:	DBD Investors V, L.L.C., as its General Partner

By:	DBD Investors V Holdings, L.L.C., as its Managing Member

By:	*
	Name:	David M. Rubenstein
	Title:	Managing Director

TC GROUP V US, L.P.
By:	TC Group V US, L.L.C., as its General Partner

By:	TC Group Investment Holdings, L.P., as its Managing Member

By:	TCG Holdings II, L.P., as its General Partner

By:	DBD Investors V, L.L.C., as its General Partner

By:	DBD Investors V Holdings, L.L.C., as its Managing Member

By:	*
	Name:	David M. Rubenstein
	Title:	Managing Director

TC GROUP V US, L.L.C.
By:	TC Group Investment Holdings, L.P., as its Managing Member

By:	TCG Holdings II, L.P., as its General Partner

By:	DBD Investors V, L.L.C., as its General Partner

By:	DBD Investors V Holdings, L.L.C., as its Managing Member

By:	*
	Name:	David M. Rubenstein
	Title:	Managing Director

TC GROUP INVESTMENT HOLDINGS, L.P.
By:	TCG Holdings II, L.P., as its General Partner

By:	DBD Investors V, L.L.C., as its General Partner

By:	DBD Investors V Holdings, L.L.C., as its Managing Member

By:	*
	Name:	David M. Rubenstein
	Title:	Managing Director

TCG HOLDINGS II, L.P.
By:	DBD Investors V, L.L.C., as its General Partner

By:	DBD Investors V Holdings, L.L.C., as its Managing Member

By:	*
	Name:	David M. Rubenstein
	Title:	Managing Director

DBD INVESTORS V, L.L.C.
By:	DBD Investors V Holdings, L.L.C., as its Managing Member

By:	*
	Name:	David M. Rubenstein
	Title:	Managing Director

DBD INVESTORS V HOLDINGS, L.L.C.
By:	*
	Name:	David M. Rubenstein
	Title:	Managing Director

**

Ralph W. Shrader

**

CG Appleby

**

Francis J. Henry, Jr.

**

Lloyd Howell, Jr.

**

Joseph Logue

**

Joseph W. Mahaffee

**

John D. Mayer

**

John M. McConnell

**

Robert S. Osborne

**

Patrick F. Peck

**

Horacio D. Rozanski

**

Samuel R. Strickland

**

Ronald T. Kadish

**

Gary D. Labovich

**

Richard J. Wilhelm

*	The undersigned, by signing his name hereto, executes this Schedule pursuant to the Power of Attorney executed on behalf of the above-named entities and individuals and filed herewith.

By:	/s/ R. Rainey Hoffman
R. Rainey Hoffman
Attorney-in-Fact

**	The undersigned, by signing his name hereto, executes this Schedule pursuant to the Power of Attorney executed on behalf of the above-named entities and individuals and filed herewith.

By:	/s/ Terence Kaden
Terence Kaden
Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.	Description
99.1.2	Joint Filing Agreement.